Page 1 of 5 pages



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                              -

                               Sea Containers Ltd.
             -----------------------------------------------------
                                (Name of Issuer)


                      Convertible Preferred Stock - Equity
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    811371103
             -----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is  being paid with this statement [_].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811371103                    13G                     Page 2 of 5 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          13-5123390


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       201 Park Avenue South
       New York, New York  10003


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            Right to acquire 262,095 shares of common stock.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             Right to acquire 17,300 shares of common stock
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             Right to acquire 262,095 shares of common stock.
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       Right to acquire 17,300 shares of common stock

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       279,395 shares (262,095 + 17,300) upon conversion of 161,500 (151,500 +
       10,000) shares of $4.00 Series "E" Convertible Preferred Stock.

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Right to acquire 4.00% of common stock.

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 811371103                    13G                     Page 3 of 5 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America Master Pension Trust


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       201 Park Avenue South
       New York, New York  10003


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             Right to acquire 17,300 shares of common stock
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       Right to acquire 17,300 shares of common stock

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       279,395 shares (262,095 + 17,300) upon conversion of 161,500 (151,500 +
       10,000) shares of $4.00 Series "E" Convertible Preferred Stock.

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Right to acquire 4.00%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       EP


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 pages

Item 1.     (a)   Sea Containers Ltd.

            (b)   41 Cedar Avenue, P.O. Box HM 1179
                  Hamilton HM FX, Bermuda


Item 2.     (a)   The Guardian Life Insurance Company of America

            (b)   201 Park Avenue South, New York, New York 10003


            (c)   New York, U.S.A.


            (d)   $4.00 Series "E" Convertible Preferred Stock


            (e)   CUSIP 811371103


Item 3.     (h)   Group, in accordance with Reg. 240.13d-1(b)(I)(ii)(H)

Item 4.     (a)   Right to acquire 279,395 shares of common stock upon
                  conversion of 161,500 shares of the issuer's $4.00 Series "E"
                  Convertible Preferred Stock.

            (b)   Right to acquire 4.00% shares of common stock

            (c)   (i)  Right to acquire 262,095 shares of common stock

                 (ii)  Right to acquire 17,300 shares of common stock

                (iii)  Right to acquire 262,095 shares of common stock

                 (iv)  Right to acquire 17,300 shares of common stock


Item 5. As of December 31, 1996, The Guardian group owned less than 5% of a class of the issuer's voting equity securities.

Item 6.     Not applicable

Item 7.     Not applicable

Item 8.     Identification and classification of Members of the Group.

            (a) The Guardian Life Insurance Company of America ("Guardian
                Life"), an insurance company as defined in Section 3(d)(19) of the Act. IC.

            (b) The Guardian Life Insurance Company of America Master Pension
                Trust, a pension fund for the employees of Guardian Life which is subject to ERISA. EP


Item 9.     Not applicable

                                                               Page 4 of 4 pages

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1997


The Guardian Life Insurance Company of America

By:   /S/ Edward K. Kane
   ---------------------------------------------
     Edward K. Kane, Executive Vice President


The Guardian Life Insurance Company
of America Master Pension Trust

By:
   ---------------------------------------------
     Edward K. Kane, Trustee